

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2020

<u>Via E-mail</u>
Egan J. Antill
Chief Executive Officer
Paringa Resources Limited
28 West 44th Street, Suite 810
New York, NY 10036

      Re: **Paringa Resources Limited**
               Form 20-F for the Fiscal Year Ended June 30, 2019
               Exhibit No. 4.3 – Amendment No. 2 to Coal Supply Agreement, dated October 1, 2019
               Exhibit No. 4.9 – Term Facility Agreement, dated April 24, 2019, by and among Hartshorne Mining Group, LLC, as borrower, Paringa Resources Limited, as parent, the guarantors named therein, Tribeca Global Resources Credit Pty Ltd, as agent, Tribeca Global Natural Resources Ltd and the Tribeca Global Natural Resources Credit Funds, as lenders, and Global Loan Agency Services Australia Nominees Pty Ltd, as security trustee
               Exhibit No. 4.10 – Amending Deed—Term Facility Agreement, dated April 29, 2019
               Filed October 31, 2019
               File No. 001-38642

Dear Mr. Antill:

     We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                            Sincerely,

                            Division of Corporation Finance